Exhibit 99.1

FOR IMMEDIATE RELEASE

Results for the quarter ended June 30, 2014 under IFRS

Net Income for the quarter grew 30% YoY

IT Services EBIT for the quarter grew 35% YoY

Bangalore, India and East Brunswick, New Jersey, USA – July 24, 2014 – Wipro Limited (NYSE:WIT) today announced financial results under International Financial Reporting Standards (IFRS) for its first quarter ended June 30, 2014.

Highlights of the Results for the Quarter ended June 30, 2014:

•	Total Revenues were 111.4 billion ($1.9 billion1), an increase of 14% YoY.

•	Net Income was 21.0 billion ($351 million1), an increase of 30% YoY.

•	IT Services Revenue was $1,740.2 million, a sequential increase of 1.2% and YoY increase of 9.6%.

•	IT Services Operating Margins was 22.8%.

Performance for the quarter ended June 30, 2014

Azim Premji, Chairman of Wipro, said, “We see a significant rise in business confidence in developed markets as well as India. The new government at the Centre has brought about hope and confidence in the minds of all stakeholders through reform pronouncements with fiscal prudence. We expect greater economic activity including investments in India.”

T K Kurien, Executive Director & Chief Executive Officer of Wipro, said, “We continue to win large deals particularly in the application and infrastructure space. We recently announced our largest ever total outsourcing deal. These wins demonstrate confidence of clients in our transformational capabilities and re-affirm our faith in our client engagement strategy.”

Suresh Senapaty, Executive Director & Chief Financial Officer of Wipro, said – “We continue to drive operational efficiency and invest in our strategy. Operating margins for the quarter was on expected lines, impacted largely due to wage hikes.”

Outlook for the Quarter ending September 30, 2014

We expect Revenues from our IT Services business to be in the range of $ 1,770 million to $ 1,810 million*.

*	Guidance is based on the following exchange rates: GBP/USD at 1.70, Euro/USD at 1.37, AUD/USD at 0.94, USD/INR at 59.66 and USD/CAD at 1.07
1.	For the convenience of the reader, the amounts in Indian rupees in this release have been translated into United States dollars at the noon buying rate in New York City on June 30, 2014, for cable transfers in Indian rupees, as certified by the Federal Reserve Board of New York, which was US $1= 60.06. However, the realized exchange rate in our IT Services business segment for the quarter ended June 30, 2014 was US$1= 60.39

IT Services

•	IT Services Revenues in Rupee terms was 105.1 billion ($1,750 million1), an increase of 18% YoY.

•	IT Services Earnings Before Interest and Tax (EBIT) was 24.0 billion ($400 million1), an increase of 35% YoY.

•	Non-GAAP constant currency IT Services Revenue in dollar terms was $1,725.3 million, within our guidance range of $1,715 million to $1,755 million.

The IT Services segment had 147,452 employees as of June 30, 2014. We added 35 new customers for the quarter.

Wipro continued its momentum in winning large deals globally across verticals, service lines as listed below:

On July 18, 2014, Wipro announced a strategic alliance with Alberta-based ATCO Ltd., one of Canada’s premier corporations. As part of this alliance, Wipro will provide total outsourcing solutions to ATCO in Canada and Australia. Wipro and ATCO have signed a series of Master Services Agreements under which Wipro will provide the complete suite of IT services to ATCO. The arrangement is projected to result in revenues of over CAD 120 million (USD 112 million) to Wipro annually, for the next ten years, up to December 2024. Wipro’s IT services delivery model will be further strengthened in North America and Australia by ATCO I-Tek, a subsidiary of ATCO with a presence in both these geographies, which will now become a part of Wipro for an all-cash consideration of CAD 210 million (USD 195 million).

Wipro has been selected by Outokumpu, a global leader in stainless steel, as its Global Prime Partner for applications maintenance and development of legacy applications across ten countries including the UK, Poland, Italy, Spain, Germany, Sweden, Finland, USA, Mexico and China. The multi-year contract is geared towards bringing cost efficiencies and enabling enhanced optimization of applications within HR, Finance, Procurement, Market & Business Intelligence, Marketing and Communications, Supply Chain, Production and R&D, and Integration & Platform areas, thereby helping Outokumpu with their ongoing efficiency and cost saving measures to improve profitability.

Wipro has won an Infrastructure-as-a-Service deal from Takeda, one of the leading global pharmaceutical companies. Wipro will provide End User Computing, Global Service Desk, Network & Security and Data Centre services across the globe for the customer.

Wipro won a multi-million dollar deal from Sanoma, a leading European Media Company, wherein the customer has transferred its ICT infrastructure and support functions to Wipro.

The Department of Social Services in the State of Missouri has extended the fiscal agency partnership with Wipro through June 2016. Wipro will host, support and maintain the Medicaid Management Information System and provide operations support for the State’s Medicaid program for over 800,000 citizens in Missouri. The Family Support Division in the State of Missouri has awarded the ‘Missouri Human Services Eligibility & Enrollment Contact Center’ contract to Wipro. It is a multi-year contract where Wipro will implement a strategic integrated CRM solution for the state, provide hosting, application support, maintenance and manage end-to-end contact center operations on the platform.

UK-based BT plc has renewed a multi-year engagement with Wipro to manage select consumer and business customer collections services. Wipro will support BT’s drive to improve customer service, increase cash flow and reduce customer debt. This transformational deal will be measured on an output based model to ensure operational effectiveness and value to BT.

A global multinational banking and financial services company has selected Wipro as one of its strategic partners to implement a transformational, outcome-based, IT program.

Wipro Digital has been chosen by three clients to partner in their Digital Transformation initiatives to help them be relevant in the increasingly digital lifestyle of their customers. Wipro Digital has converged three capabilities – strategy, design & technology – to define unique and immersive customer interactions through seamless front-to-back integration underpinned by unique customer insights. Wipro Digital continues to bring capability, scale and acceleration to these client engagements.

Awards and accolades

Wipro continued to be recognized by external organizations for its HR Practices, Quality and Domain Expertise some of which are listed below:

Wipro was recognized as the ‘Best Company to Work For’, among Super-Sized Organizations (organizations with more than 50,000 employees) in India, in the 2014 edition of Great Place To Work® Institute India’s Best Companies To Work For – a study by Great Place To Work® Institute and The Economic Times. The study covered more than 550 Indian and multinational companies across the private and public sectors as well as not-for-profit organizations, from over 20 industry sectors.

Wipro was recognized with the prestigious Golden Peacock Award 2014, in the category of ‘Innovative Product / Service’ for Wipro’s Assure Health™ solution in India. Wipro Assure Health™ is a disruptive healthcare delivery solution that enables affordable patient centric healthcare through non-invasive wearable sensor, advanced mobility, cloud based analytics and evidence based decision support system.

Wipro Healthcare & Life Sciences enhanced its market standing, effectively positioning itself as Star Performer in the Everest Group Life Sciences ITO PEAK Matrix™ 2014. Wipro strengthened its position by exhibiting increased traction with large life sciences firms, resource augmentation, ramping up proprietary solutions and deepening domain expertise.

Wipro BPO was positioned in the Winner’s Circle among the top worldwide Mortgage BPO service providers by the leading analyst firm HfS Research in its “Blueprint Report on Mortgage BPO,” authored by analyst Charles Sutherland. The HfS Blueprint identifies relevant differentials between service providers across numerous facets primarily based on two parameters. Service providers placed in the HfS Research “Winner’s Circle” are companies that demonstrate excellence in execution and innovation.

IT Products

•	Our IT Products segment delivered Revenue of 7.7 billion ($128 million1) for the quarter ended June 30, 2014, a YoY decrease of 6%.

•	Earnings Before Interest and Tax (EBIT) for the quarter ended June 30, 2014 was 165 million ($3 million1), an increase of 26% YoY.

•

Wipro’s revenues from IT Products segment declined in-line with its strategy to stay focused on services business by engaging in selective transformational deals where products form an integral part of the solution. This strategy has helped expand margins and grow profits by 26% YoY over quarter ended June 30, 2013. Note that IT Products revenues of fiscal year ended March 31, 2014 included sales of Wipro branded desktops, laptops and servers, manufacturing of which ceased in quarter ended December 31, 2013.

Please see the table on page 7 for reconciliation between IFRS IT Services Revenue and IT Services Revenue on a non-GAAP constant currency basis.

About Non-GAAP financial measures

This press release contains non-GAAP financial measures within the meaning of Regulation G and Item 10(e) of Regulation S-K. Such non-GAAP financial measures are measures of our historical or future performance, financial position or cash flows that are adjusted to exclude or include amounts that are excluded or included, as the case may be, from the most directly comparable financial measure calculated and presented in accordance with IFRS.

The table on page 7 provides IT Services Revenue on a constant currency basis, which is a non-GAAP measure that is calculated by translating IT Services Revenue from the current reporting period into U.S. dollars based on the currency conversion rate in effect for the prior reporting period. We refer to growth rates in constant currency so that business results may be viewed without the impact of fluctuations in foreign currency exchange rates, thereby facilitating period-to-period comparisons of our business performance.

This Non-GAAP financial measure is not based on any comprehensive set of accounting rules or principles and should not be considered a substitute for, or superior to, the most directly comparable financial measure calculated in accordance with IFRS, and may be different from non-GAAP measures used by other companies. In addition to this non-GAAP measure, the financial statements prepared in accordance with IFRS and the reconciliation of these non-GAAP financial measures with the most directly comparable IFRS financial measure should be carefully evaluated.

Results for the quarter ended June 30, 2014, computed under IFRS, along with individual business segment reports, are available in the Investors section of our website at www.wipro.com.

Quarterly Conference Call

We will hold a conference call today at 06:45 p.m. Indian Standard Time (09:15 a.m. US Eastern Time) to discuss our performance for the quarter. An audio recording of the management discussions and the question and answer session will be available online and will be accessible in the Investor Relations section of our website at www.wipro.com.

About Wipro Limited (NYSE: WIT)

Wipro Ltd. (NYSE:WIT) is a leading Information Technology, Consulting and Business Process Services company that delivers solutions to enable its clients do business better. Wipro delivers winning business outcomes through its deep industry experience and a 360 degree view of “Business through Technology” - helping clients create successful and adaptive businesses. A company recognized globally for its comprehensive portfolio of services, a practitioner’s approach to delivering innovation, and an organization wide commitment to sustainability, Wipro has a workforce of over 140,000, serving clients in 175+ cities across 6 continents.

For more information, please visit www.wipro.com

Contact for Investor Relations		Contact for Media & Press

Aravind V S	Vaibhav Saha	Vipin Nair

Phone: +91-80-25056186	Phone:+1 732-509-1362	Phone: +91-80-3991-6154

aravind.viswanathan@wipro.com	vaibhav.saha@wipro.com	vipin.nair1@wipro.com

Forward-looking and Cautionary Statements

The forward-looking statements contained herein represent Wipro’s beliefs regarding future events, many of which are by their nature, inherently uncertain and outside Wipro’s control. Such statements include, but are not limited to, statements regarding Wipro’s growth prospects, its future financial operating results, and its plans, expectations and intentions. Wipro cautions readers that the forward-looking statements contained herein are subject to risks and uncertainties that could cause actual results to differ materially from the results anticipated by such statements. Such risks and uncertainties include, but are not limited to, risks and uncertainties regarding fluctuations in our earnings, revenue and profits, our ability to generate and manage growth, intense competition in IT services, our ability to maintain our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which we make strategic investments, withdrawal of fiscal governmental incentives, political instability, war, legal restrictions on raising capital or acquiring companies outside India, unauthorized use of our intellectual property, and general economic conditions affecting our business and industry. Additional risks that could affect our future operating results are more fully described in our filings with the United States Securities and Exchange Commission, including, but not limited to, Annual Reports on Form 20-F. These filings are available at www.sec.gov. We may, from time to time, make additional written and oral forward-looking statements, including statements contained in the company’s filings with the Securities and Exchange Commission and our reports to shareholders. We do not undertake to update any forward-looking statement that may be made from time to time by us or on our behalf.

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(Tables to follow)

WIPRO LIMITED AND SUBSIDIARIES

AUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION

(Rupees in millions, except share and per share data, unless otherwise stated)

	As of March 31,	As of June 30,
	2014	2014	2014
			Convenience translation into US$ in millions (Unaudited) Refer note 2 (iv)
ASSETS
Goodwill	63,422	63,707	1,061
Intangible assets	1,936	1,801	30
Property, plant and equipment	51,449	52,038	866
Derivative assets	286	334	6
Available for sale investments	2,676	3,006	50
Non-current tax assets	10,192	10,122	169
Deferred tax assets	3,362	3,578	60
Other non-current assets	14,295	13,651	227

Total non-current assets	147,618	148,237	2,468

Inventories	2,293	2,378	40
Trade receivables	85,392	86,184	1,435
Other current assets	39,474	55,644	926
Unbilled revenues	39,334	41,680	694
Available for sale investments	60,557	96,617	1,609
Current tax assets	9,774	11,513	192
Derivative assets	3,661	1,938	32
Cash and cash equivalents	114,201	82,116	1,367

Total current assets	354,686	378,070	6,295

TOTAL ASSETS	502,304	526,307	8,763

EQUITY
Share capital	4,932	4,934	82
Share premium	12,664	12,893	215
Retained earnings	314,952	335,953	5,594
Share based payment reserve	1,021	1,145	19
Other components of equity	10,472	11,264	188
Shares held by controlled trust	(542)	(542)	(9)

Equity attributable to the equity holders of the company	343,499	365,647	6,088
Non-controlling interest	1,387	1,220	20

Total equity	344,886	366,867	6,108

LIABILITIES
Long - term loans and borrowings	10,909	10,811	180
Deferred tax liabilities	1,796	1,888	31
Derivative liabilities	629	542	9
Non-current tax liability	3,448	3,029	50
Other non-current liabilities	4,174	4,375	73
Provisions	6	6	—

Total non-current liabilities	20,962	20,651	344

Loans and borrowings and bank overdrafts	40,683	36,390	606
Trade payables and accrued expenses	52,256	56,980	949
Unearned revenues	12,767	12,947	216
Current tax liabilities	12,482	15,065	251
Derivative liabilities	2,504	2,818	47
Other current liabilities	14,394	13,220	220
Provisions	1,370	1,369	23

Total current liabilities	136,456	138,789	2,311

TOTAL LIABILITIES	157,418	159,440	2,655

TOTAL EQUITY AND LIABILITIES	502,304	526,307	8,763

WIPRO LIMITED AND SUBSIDIARIES

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF INCOME

( in millions, except share and per share data, unless otherwise stated)

	Three months ended June 30,
	2013	2014	2014
			Convenience translation into US $ in millions (Unaudited)
Gross revenues	97,294	111,358	1,854
Cost of revenues	(67,217)	(74,941)	(1,248)
Gross profit	30,077	36,417	606

Selling and marketing expenses	(6,860)	(7,557)	(126)
General and administrative expenses	(5,567)	(6,187)	(103)
Foreign exchange gains/(losses), net	52	1,098	18
Results from operating activities	17,702	23,771	396

Finance expenses	(495)	(888)	(15)
Finance and other income	3,361	4,239	71
Profit before tax	20,568	27,122	452
Income tax expense	(4,251)	(5,942)	(99)

Profit for the period	16,317	21,180	353

Attributable to:
Equity holders of the company	16,233	21,032	351
Non-controlling interest	84	148	2

Profit for the period	16,317	21,180	353

Earnings per equity share:
Attributable to equity share holders of the company
Basic	6.61	8.57	0.14
Diluted	6.60	8.54	0.14

Weighted average number of equity shares used in computing earnings per equity share
Basic	2,454,805,910	2,455,543,231	2,455,543,231
Diluted	2,461,082,401	2,462,939,809	2,462,939,809

Additional Information
Segment Revenue
BFSI	23,692	28,065	467
HLS	8,767	11,290	188
RCTG	13,449	14,727	245
ENU	14,228	16,822	280
MFG	17,029	19,110	318
GMT	12,198	15,069	251

TOTAL IT SERVICES	89,363	105,083	1,749
IT PRODUCTS	8,166	7,660	128
RECONCILING ITEM	(183)	(287)	(5)

TOTAL	97,346	112,456	1,872

Operating Income
BFSI	4,790	6,624	110
HLS	1,404	2,131	35
RCTG	2,548	3,188	53
ENU	3,588	4,553	76
MFG	3,385	4,368	73
GMT	2,235	3,762	63
UNALLOCATED	(105)	(623)	(10)

TOTAL IT SERVICES	17,845	24,003	400
IT PRODUCTS	131	165	3
RECONCILING ITEM	(274)	(397)	(7)

TOTAL	17,702	23,771	396

Reconciliation of Non-GAAP Constant Currency IT Services Revenue to IT Services Revenue as per IFRS ($

IT Services Revenue as per IFRS	1,740.2
Effect of Foreign currency exchange movement	14.9
Non-GAAP Constant Currency IT Services Revenue based on previous quarter exchange rates	1,725.3

IT Services Revenue as per IFRS	1,740.2
Effect of Foreign currency exchange movement	22.7
Non-GAAP Constant Currency IT Services Revenue based on previous year exchange rates	1,717.5

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